

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 28, 2011

VIA U.S. MAIL AND FACSIMILE

Valerie L. Ruppel, Esq.
8525 East Orchard Road
Greenwood Village, CO 80111

      Re: Variable Annuity – 2 Series Account ("Registrant")
              First Great-West Life & Annuity Insurance Company ("First Great-West"
              or "Company"); Initial Registration Statement filed on Form N-4;
              File Nos. 333-177070 / 811-5961

Dear Ms. Ruppel:

      The staff reviewed the above-referenced initial registration statement, which the Commission received on September 29, 2011. We understand, based on the Company's representation, that the principal difference between this New Contract and the Great-West Contract filed on September 20, 2011 (file nos. 333-176926 / 811-05817) is the New Contract will be issued solely in the State of New York. The Great-West Contract is intended to be issued in all states except New York. We gave the filing a full review as the copy provided to staff was marked against the Great-West Contract. Page numbers were not included on the marked copy; thus, references are to section titles (or sub-titles) in the courtesy copy.

I. Prospectus

A. **Definitions**: Is there a maximum Premium Tax that may be assessed? If so, disclose it.

B. **Guaranteed Lifetime Withdrawal Benefit**

      1. Please disclose how the Covered Fund Value relates to the benefit for which the Guarantee Benefit Fee covers. At the time the Guarantee Benefit Fee is calculated, is the Benefit Base equal to the Covered Fund Value?

      2. If the Covered Fund Value will change based on a change in Benefit Base due to annual ratchets, please disclose.

      3. The disclosure states that the Company may change this fee at any time within the minimum and maximum ranges described on thirty (30) days written notice. Please describe the circumstances that will cause the Company to raise or lower the fee.

4. The description of the GAW Phase, includes a number of important procedures and rules that an investor must follow in order to avoid being penalized. Consider highlighting (e.g., with bold font) some of the more important requirements; furthermore, consider cross-referencing the discussion in the definition of GAW Phase, in that section, since the defined term implies that the GAW Phase is purely temporal, whereas it appears that unless the phase is elected or initiated, it effectively does not begin.

5. In the paragraph on Calculation of the GAW, consider using the active tense so that it is clear that the GAW Phase is initiated by the investor. As written in the passive tense, a reader of the disclosure would have to look elsewhere to figure out (or be reminded) that the GAW Phase requires action and does not happen by default.

II. <u>SAI, Part C</u>

A. **Financial Schedules**: Please include the financial schedules per Item 16(b) as required by Regulation S-X and Item 11(e) of Form S-1.

B. **Financial Statements, Exhibits, and Certain Other Information**: Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

C. **Representation**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6763. Mail or deliveries should include reference to Mail Stop 4644 and should include all nine digits of the following zip code: 20549-4644. My facsimile number is (202) 772-9285.

Sincerely,

Patrick Scott
Senior Counsel
Office of Insurance Products